SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 5, 2008 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   **Results of Operations and Financial Condition.**

On August 5, 2008, Radio One, Inc. issued a press release setting forth the results for its second quarter ended June 30, 2008. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated August 5, 2008: Radio One, Inc. Reports Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

August 5, 2008   Peter D. Thompson

Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

August 05, 2008   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS
SECOND QUARTER RESULTS

<u>**Washington, DC:**</u> **-** Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended June 30, 2008. Net revenue was approximately $83.4 million, an increase of 1% from the same period in 2007. Station operating income[1] was approximately $35.2 million, a decrease of 11% from the same period in 2007. Operating income of approximately $11.8 million was adversely impacted by one-time charges, resulting in a decrease of 44% from the operating income in the same period in 2007. Net loss was approximately $11.7 million or $0.12 per basic share, an increase from the reported net loss of $5.1 million in the same period in 2007. On a pro forma basis after adjusting for the impact of one-time charges, the net loss for the three months ended June 30, 2008 was approximately $1.3 million or $0.01 per basic share, a decrease from the pro forma net loss of approximately $4.0 million in the same period in 2007.

Alfred C. Liggins, III, Radio One's CEO and President stated, "It was a very busy quarter for us, complete with acquisitions, including the purchase of Community Connect Inc. ("CCI"), asset sales, debt de-leveraging and stock buy-backs, yet I am pleased we were focused and delivered better than market results. While the soft economy and continuing fall off in national revenues impacted our radio business, we once again outperformed the markets we operate in by over 200 basis points. Our core radio revenues declined 3%, yet our local revenue performance significantly offset the continuing drag we experienced in our national business. Other positives impacting the quarter for radio were strong political spending, internet revenue growth of 36% and a doubling of revenue from a series of new syndicated shows.

We continue to invest in our internet business, and generated over $3.7 million in revenue from our April 2008 acquisition of CCI, in addition to revenue from other internally launched sites, which helped push our overall revenue growth for the quarter up 1%.

Given the backdrop of the weak economy and declining revenues in radio, we once again focused on cutting back on operating expenses and improving our balance sheet. Setting aside consolidation of CCI's expenses, our internet investments and one-time charges for a new executive employment agreement, as well as spending on the 2007 stock options review, we under spent inflation, and almost held expenses flat. On the balance sheet, we wrapped up the purchase WPRS-FM for our Washington, DC market. In addition, proceeds from our Los Angeles and Miami asset sales positioned us to accomplish net debt pay downs and bond retirements of $77 million, as well as the buy-back of over 2 million shares.

My outlook for the rest of 2008 and into 2009 remains cautious, yet I am excited about our internet growth opportunities, and I am confident our management team will continue to outperform the market."

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 **RESULTS OF
OPERATIONS**

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
		(as adjusted)[2]		(as adjusted)[2]
STATEMENT OF OPERATIONS		(unaudited) (in thousands)		(unaudited) (in thousands)
NET REVENUE	$ 83,432	$ 82,620	$ 155,930	$ 156,660
:OPERATING EXPENSES				
Programming and technical	20,764	17,844	39,796	35,914
Selling, general and administrative	27,489	25,466	52,007	47,334
Corporate selling, general and administrative	17,551	8,110	23,958	15,660
Stock-based compensation	629	777	957	1,592
Depreciation and amortization	5,171	3,667	8,835	7,383
Impairment of long-lived assets	-	5,506	-	5,506
Total operating expenses	71,604	61,370	125,553	113,389
Operating Income	11,828	21,250	30,377	43,271
INTEREST INCOME	(130)	(294)	(331)	(561)
INTEREST EXPENSE	15,160	18,577	32,419	36,647
GAIN ON RETIREMENT OF DEBT	(1,015)	-	(1,015)	-
EQUITY IN (INCOME) LOSS OF AFFILIATED COMPANY[3]	(29)	3,088	2,799	7,306
OTHER EXPENSE, net	33	-	44	8
(Loss) before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(2,191)	(121)	(3,539)	(129)
PROVISION (BENEFIT) FOR INCOME TAXES	9,761	(801)	18,659	651
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	1,058	919	1,881	1,825
Net Loss from continuing operations	(13,010)	(239)	(24,079)	(2,605)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	1,334	(4,832)	(6,447)	(5,448)
Net Loss	$ (11,676)	$ (5,071)	$ (30,526)	$ (8,053)
Weighted average shares outstanding - basic[4]	98,403,298	98,710,633	98,560,790	98,710,633
Weighted average shares outstanding - diluted[5]	98,403,298	98,710,633	98,560,790	98,710,633

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	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
		(as adjusted)[2]		(as adjusted)[2]
		(unaudited)		(unaudited)
		(in thousands, except per share data)		(in thousands, except per share data)
PER SHARE DATA - basic and diluted:				
Loss from continuing operations per share	$ (0.13)	$ 0.00	$ (0.24)	$ (0.03) *
Loss from discontinued operations per share	$ 0.01	$ (0.05)	$ (0.07)	$ (0.06) *
Net loss per share	$ (0.12)	$ (0.05)	$ (0.31)	$ (0.08) *
SELECTED OTHER DATA				
Station operating income [1]	$ 35,179	$ 39,310	$ 64,127	$ 73,412
Station operating income margin (% of net revenue)	42.2%	47.6%	41.1%	46.9%
Station operating income reconciliation:				
Net (loss)	$ (11,676)	$ (5,071)	$ (30,526)	$ (8,053)
Plus: Depreciation and amortization	5,171	3,667	8,835	7,383
Plus: Corporate selling, general and administrative expenses	17,551	8,110	23,958	15,660
Plus: Stock-based compensation	629	777	957	1,592
Plus: Equity in (income) loss of affiliated company [3]	(29)	3,088	2,799	7,306
Plus: Provision (benefit) for income taxes	9,761	(801)	18,659	651
Plus: Minority interest in income of subsidiaries	1,058	919	1,881	1,825
Plus: Interest expense	15,160	18,577	32,419	36,647
Plus: Impairment of long-lived assets	-	5,506	-	5,506
Plus: Other expense	33	-	44	8
Less: (Gain) on retirement of debt	(1,015)	-	(1,015)	-
Plus: Loss (Income) from discontinued operations, net of tax	(1,334)	4,832	6,447	5,448
Less: Interest income	(130)	(294)	(331)	(561)
Station operating income	$ 35,179	$ 39,310	$ 64,127	$ 73,412
Adjusted EBITDA [6]	$ 17,628	$ 31,200	$ 40,169	$ 57,752
Adjusted EBITDA reconciliation:				
Net loss	$ (11,676)	$ (5,071)	$ (30,526)	$ (8,053)
Plus: Depreciation and amortization	5,171	3,667	8,835	7,383
Plus: Provision (Benefit) for income taxes	9,761	(801)	18,659	651
Plus: Interest expense	15,160	18,577	32,419	36,647
Less: Interest income	(130)	(294)	(331)	(561)
EBITDA	$ 18,286	$ 16,078	$ 29,056	$ 36,067
Plus: Equity in (income) loss of affiliated company [3]	(29)	3,088	2,799	7,306
Plus: Minority interest in income of subsidiaries	1,058	919	1,881	1,825
Plus: Impairment of long-lived assets	-	5,506	-	5,506
Plus: Stock-based compensation	629	777	957	1,592
Plus: Other expense	33	-	44	8
Less: (Gain) on retirement of debt	(1,015)	-	(1,015)	-
Plus: Loss (Income) from discontinued operations, net of tax	(1,334)	4,832	6,447	5,448
Adjusted EBITDA	$ 17,628	$ 31,200	$ 40,169	$ 57,752

*Per share amounts may not add due to rounding.

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	June 30, 2008	December 31, 2007
	(unaudited)	(as adjusted)[2]
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 10,681	$ 24,247
Intangible assets, net	1,373,145	1,310,321
Total assets	1,570,428	1,663,342
Total debt (including current portion)	744,122	815,504
Total liabilities	973,269	1,030,736
Total stockholders' equity	594,846	628,717
Minority interest in subsidiaries	2,313	3,889

	Current Amount Outstanding	Applicable Interest Rate *(a)*
	(in thousands)	
SELECTED LEVERAGE AND SWAP DATA:		
Senior bank term debt (swap matures 6/16/2012) *(a)*	$ 25,000	6.72%
Senior bank term debt (swap matures 6/16/2010) *(a)*	25,000	6.52%
Senior bank term debt (at variable rates) *(b)*	134,100	5.13%
Senior bank revolving debt (at variable rates) *(b)*	67,500	5.13%
8-$\frac{7}{8}$% senior subordinated notes (fixed rate)	292,000	8.88%
6-$\frac{3}{8}$% senior subordinated notes (fixed rate)	200,000	6.38%
Seller financed loan	17	5.10%
Capital lease obligation	527	6.24%

(a) A total of $50.0 million is subject to fixed rate swap agreements that became effective in June 2005. Under our fixed rate swap agreements, we pay a fixed rate plus a spread based on our leverage ratio, as defined in our Credit agreement. That spread is currently set at 2.25% and is incorporated into the applicable interest rates set forth above.

(b) Subject to rolling 90-day LIBOR plus a spread currently at 2.25% and incorporated into the applicable interest rate set forth above. This tranche is not covered by swap agreements described in footnote (a).

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, and 10-Q and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue increased to approximately $83.4 million for the quarter ended June 30, 2008, from approximately $82.6 million for the same period in 2007, an increase of 1%. In April 2008, we acquired Community Connect Inc. ("CCI"), a social online networking company, which resulted in the consolidation of approximately $3.6 million in net revenue from their operations. For our radio business, while we again outperformed from a revenue perspective that of the markets in which we operate, we experienced a decrease in net revenue consistent with the decline in overall radio industry revenue, with the continuing significant fall off in national revenue driving almost all of our decline. These circumstances drove considerable net revenue declines in two of our larger markets, Atlanta and Houston, and more modest declines in our Cincinnati, Detroit and Washington, DC markets. These declines were offset in part from net revenue growth in our Indianapolis and Raleigh-Durham markets, as well as increased net revenue from new syndicated programs, internet revenue from station websites and political advertising. Reach Media had a decline in revenue due to the absence of TV licensing revenue as well the hosting of fewer and smaller sponsored events during second quarter. Net revenue is reported net of agency and outside sales representative commissions of approximately $9.4 million and $9.9 million for the quarters ended June 30, 2008 and 2007, respectively. Excluding the net revenue results from CCI, net revenue declined 3.4% for the quarter ended June 30, 2008, compared to the same period in 2007.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets increased to approximately $65.8 million from approximately $51.4 million for the quarters ended June 30, 2008 and 2007, respectively, an increase of 28%. The increase resulted primarily from approximately $10.4 million recorded ($5.8 million of which was paid) for bonus amounts associated with the Chief Executive Officer's ("CEO") new employment agreement. An increase of approximately $3.5 million resulted from consolidating the operating results of CCI. Other increases in operating expenses resulted from approximately $2.1 million in spending on our internet initiative, including $550,000 in costs for a major internet traffic acquisition agreement, additional research associated with Arbitron's new people meter methodology ("PPM"), on-air talent expenses, mainly for new syndicated shows and additional compensation for recent corporate and other hires. This increased spending was offset in part by the absence of approximately $1.7 million in legal and professional spending associated with the 2007 voluntary review of our past stock options practices, less expense for officer retention bonuses, savings from reduced marketing and promotions, events, travel and entertainment spending and savings from suspending our 401(k) match program. We also spent less in revenue variable expenses such as commissions and national representative fees. Excluding the approximately $2.1 million incurred on our internet initiative, CCI's $3.5 million in operating expenses, last year's stock option review expenses and the approximately $10.4 million recorded for the CEO's bonus amounts, operating expenses were essentially flat, increasing only 0.5% for the three months ended June 30, 2008, compared to the same period in 2007.

Stock-based compensation decreased to $629,000 from $777,000 for the quarters ended June 30, 2008 and 2007, respectively, a decline of 19%. Stock-based compensation consists of expenses associated with our January 1, 2006 adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "*Share-Based Payment*," and expenses associated with restricted stock grants. The decrease in stock-based compensation was due to forfeitures, cancellations and the completion of the vesting period for certain stock options. The decrease was offset in part due to expense for additional restricted stock grants associated with new employment agreements for the CEO, the Founder and Chairperson and the Chief Financial Officer.

Depreciation and amortization expense increased to approximately $5.2 million compared to $3.7 million for the quarters ended June 30, 2008 and 2007, respectively, an increase of 41%. The consolidation of CCI's operating results accounted for almost all of the increase, including an amount of $971,000 in amortization expense associated with certain assets acquired as part of the purchase, mainly registered membership lists, advertiser relationships and a favorable office lease. Additional depreciation and amortization for capital expenditures made subsequent to June 30, 2007 were equally offset with a decrease in amortization expense associated with certain affiliate agreements acquired as part of our purchase of 51% of Reach Media.

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Interest expense decreased to approximately $15.2 million for the quarter ended June 30, 2008 from approximately $18.6 million for the same period in 2007, a decline of 18%. The decrease in interest expense resulted primarily from interest savings associated with lower net borrowings due to debt pay downs and lower interest rates which impacted the variable portion of our debt. We also incurred less fees associated with the operation of WPRS-FM (formerly WXGG-FM) pursuant to a local marketing agreement ("LMA") that began in April of 2007. We closed on the purchase of the assets of WPRS-FM in June 2008 for approximately $38.0 million in cash.

Gain on retirement of debt increased to approximately $1.0 million for the quarter ended June 30, 2008, compared to $0 for the same period in 2007. The increase in gain on retirement of debt was due to the redemption of $8.0 million of the Company's previously outstanding $300.0 million $8^7/_8$ senior subordinated notes. An amount of $292.0 million remains outstanding as of June 30, 2008.

Equity in income of affiliated company was $29,000 for the quarter ended June 30, 2008, an improvement from the loss of approximately $3.1 million for the same period in 2007. The income is attributable to our share of a small net income generated by TV One, LLC ("TV One") for the quarter ended June 30, 2008, compared to our share of TV One's losses for the three months ended June 30, 2007. The Company's share of TV One's income or losses is driven by TV One's current capital structure and the Company's ownership levels in the equity securities of TV One that are currently absorbing its net income or losses. An adjustment was made to equity in loss of affiliated company for the quarter ended June 30, 2007 to correct for a change in TV One's capital structure. Pursuant to Staff Accounting Bulletin ("SAB") 99, "*Materiality*" and SAB 108 "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we decreased the previously reported equity in loss of affiliated company for the three month period ended June 30, 2007 by approximately $1.2 million and increased the previously reported equity in loss of affiliated company for the six month period ended June 30, 2007 by approximately $2.5 million.

Provision for income taxes increased to approximately $9.8 million for the quarter ended June 30, 2008 compared to a benefit of $801,000 for the quarter ended June 30, 2007. In prior years, we recorded a deferred tax liability ("DTL") related to the amortization of indefinite-lived assets that are deducted for tax purposes, but not deducted for book purposes. Also in prior years, the Company generated deferred tax assets ("DTAs"), mainly federal and state net operating loss ("NOLs") carryforwards. In the fourth quarter of 2007, except for DTAs in its historically profitable filing jurisdictions, and DTAs associated with definite-lived assets, the Company recorded a full valuation allowance for all other DTAs, including NOLs, as it was determined that more likely than not, the DTAs would not be realized. As a result, approximately $8.5 million of the increase in the provision for income taxes is due primarily to recording a full valuation allowance against the additional NOLs generated from the tax deductible amortization of indefinite-lived assets for the three months ended June 30, 2008.

For the quarter ended June 30, 2008, the Company has determined that minor fluctuations in its projected income would create significant changes to the estimated annual effective tax rate. Pursuant to FIN No. 18, "*Accounting for Income Taxes in Interim Periods*," the Company has provided for tax expense using an actual calculation for certain filing jurisdictions for the three months ended June 30, 2008.

Gain from discontinued operations, net of tax, was approximately $1.3 million for the quarter ended June 30, 2008, compared to a loss of approximately $4.8 million for the same period in 2007. The approximately $1.3 million gain from discontinued operations, net of tax, for the three months ended June 30, 2008 primarily resulted from the gain on the closing of the sale of the assets of radio station WMCU-AM (formerly WTPS-AM). The loss of approximately $4.8 million for the three months ended June 30, 2007 resulted from entering into definitive agreements to sell the assets of our Los Angeles, Augusta, Louisville, Dayton, Minneapolis and Boston WILD-FM stations, and approximately $10.4 million in impairment charges that were recorded in the period ended June 30, 2007 based on the sale prices of those agreements.

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Other pertinent financial information includes capital expenditures of approximately $2.3 million and $2.1 million for the quarters ended June 30, 2008 and 2007, respectively. Additionally, as of June 30, 2008, Radio One had total debt (net of cash balances) of approximately $733.5 million.

In June 2008, the Company closed on the purchase of the assets of WPRS-FM (formerly WXGG-FM), a radio station located in the Washington, DCmetropolitan area, for approximately $38.0 million in cash. The Company began operating the station under an LMA effective April 2007, and consolidated it with its existing Washington, DCoperations. Since the inception of the LMA, the station's financial results have been included in the Company's consolidated financial results.

In May 2008, the Company closed on the sale of the assets of radio station KRBV-FM (formerly KKTB-FM), located in the Los Angeles metropolitan area, to Bonneville International Corporation ("Bonneville") for approximately $137.5 million in cash. Bonneville began operating the station under an LMA effective April 2008.

In April 2008, the Company completed a merger to acquire Community Connect Inc. for $38.0 million in cash. CCI is an online social networking company operating branded websites including BlackPlanet, MiGente and AsianAvenue. CCI's financial results of operations subsequent to being acquired by the Company are included in the Company's consolidated financials for the quarter ended June 30, 2008.

In April 2008, the Company closed on the sale of the assets of radio station WMCU-AM (formerly WTPS-AM), located in the Miami metropolitan area, to Salem Communications Holding Corporation ("Salem") for approximately $12.3 million in cash. Salem began operating the station under an LMA effective October 2007.

Throughout the quarter ended June 30, 2008, the Company redeemed $8.0 million of its previously outstanding $300.0 million $8^7/_8$ senior subordinated notes. The redemption resulted in an approximate $l.0 million gain on the sale of retirement of debt, and an amount of $292.0 million remains outstanding as of June 30, 2008.

In March 2008, the Company's board of directors authorized a repurchase of the Company's Class A and Class D common stock, in an amount up to $150.0 million, through December 31, 2009. Pursuant to that authorization, the Company repurchased 187,369 shares of Class A common stock and 1,884,860 shares of Class D common stock, for a total amount of repurchased shares of 2,072,229, at an average price per share of $1.39 and $1.33, respectively. The total amount spent in shares repurchased was approximately $2.7 million.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited and adjusted statements of operations for the three and six months ended June 30, 2008 and 2007 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications associated with accounting for discontinued operations. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts. In addition, an adjustment was made to equity in loss of affiliated company for the three and six months ended June 30, 2007 to correct for a change in TV One's capital structure. Pursuant to SAB 99, "*Materiality*" and SAB 108 "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we decreased the previously reported equity in loss of affiliated company for the three month period ended June 30, 2007 by approximately $1.2 million and increased the previously reported equity in loss of affiliated company for the six month period ended June 30, 2007 by approximately $2.5 million.

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Three Months Ended June 30, 2008
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 83,432	$ 68,883	$ 11,399	$ 4,187	$ (1,037)
OPERATING EXPENSES:					
Programming and technical	20,764	14,163	4,749	2,796	(944)
Selling, general and administrative	27,489	22,354	1,285	4,604	(754)
Corporate selling, general and administrative	17,551	-	1,896	-	15,655
Stock-based compensation	629	322	-	51	256
Depreciation and amortization	5,171	2,310	1,001	1,502	358
Total operating expenses	71,604	39,149	8,931	8,953	14,571
Operating income (loss)	11,828	29,734	2,468	(4,766)	(15,608)
INTEREST INCOME	(130)	-	(19)	-	(111)
INTEREST EXPENSE	15,160	51	-	10	15,099
GAIN ON RETIREMENT OF DEBT	(1,015)	-	-	-	(1,015)
EQUITY IN INCOME OF AFFILIATED COMPANY	(29)	-	-	-	(29)
OTHER EXPENSE, net	33	-	-	32	1
(Loss) Income before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(2,191)	29,683	2,487	(4,808)	(29,553)
PROVISION FOR INCOME TAXES	9,761	8,841	920	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	1,058	-	-	-	1,058
Net (Loss) Income from continuing operations	(13,010)	20,842	1,567	(4,808)	(30,611)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	1,334	1,334	-	-	-
Net (loss) income	$ (11,676)	$ 22,176	$ 1,567	$ (4,808)	$ (30,611)

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Three Months Ended June 30, 2007
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 82,620	$ 71,185	$ 11,710	$ 319	$ (594)
OPERATING EXPENSES:					
Programming and technical	17,844	12,963	4,972	806	(897)
Selling, general and administrative	25,466	23,404	1,582	596	(116)
Corporate selling, general and administrative	8,110	-	1,952	-	6,158
Stock-based compensation	777	484	-	27	266
Depreciation and amortization	3,667	2,220	1,135	22	290
Impairment of long-lived assets	5,506	5,506	-	-	-
Total operating expenses	61,370	44,577	9,641	1,451	5,701
Operating income (loss)	21,250	26,608	2,069	(1,132)	(6,295)
INTEREST INCOME	(294)	-	(2)	-	(292)
INTEREST EXPENSE	18,577	301	-	-	18,276
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	3,088	159	159	-	2,770
(Loss) Income before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(121)	26,148	1,912	(1,132)	(27,049)
(BENEFIT) PROVISION FOR INCOME TAXES	(801)	(1,498)	697	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	919	-	-	-	919
Net (Loss) Income from continuing operations	(239)	27,646	1,215	(1,132)	(27,968)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(4,832)	(4,832)	-	-	-
Net (loss) income	$ (5,071)	$ 22,814	$ 1,215	$ (1,132)	$ (27,968)

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PAGE 10 -- RADIO ONE, INC. REPORTS SECOND QUARTER RESULTS

Six Months Ended June 30, 2008
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 155,930	$ 131,059	$ 21,865	$ 5,038	$ (2,032)
OPERATING EXPENSES:					
Programming and technical	39,796	27,862	9,781	4,043	(1,890)
Selling, general and administrative	52,007	44,731	2,139	6,598	(1,461)
Corporate selling, general and administrative	23,958	-	3,829	-	20,129
Stock-based compensation	957	489	-	89	379
Depreciation and amortization	8,835	4,545	1,998	1,527	765
Total operating expenses	125,553	77,627	17,747	12,257	17,922
Operating income (loss)	30,377	53,432	4,118	(7,219)	(19,954)
INTEREST INCOME	(331)	-	(60)	-	(271)
INTEREST EXPENSE	32,419	711	-	10	31,698
GAIN ON RETIREMENT OF DEBT	(1,015)	-	-	-	(1,015)
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	2,799	-	-	-	2,799
OTHER EXPENSE (INCOME), net	44	-	-	46	(2)
(Loss) Income before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(3,539)	52,721	4,178	(7,275)	(53,163)
PROVISION FOR INCOME TAXES	18,659	17,133	1,526	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	1,881	-	-	-	1,881
Net (Loss) Income from continuing operations	(24,079)	35,588	2,652	(7,275)	(55,044)
(LOSS) FROM DISCONTINUED OPERATIONS, net of tax	(6,447)	(6,447)	-	-	-
Net (loss) income	$ (30,526)	$ 29,141	$ 2,652	$ (7,275)	$ (55,044)

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Six Months Ended June 30, 2007
(in thousands, unaudited, as adjusted)

	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 156,660	$ 133,073	$ 22,938	$ 1,686	$ (1,037)
OPERATING EXPENSES:					
Programming and technical	35,914	25,954	9,960	1,794	(1,794)
Selling, general and administrative	47,334	43,767	2,701	992	(126)
Corporate selling, general and administrative	15,660	-	3,926	-	11,734
Stock-based compensation	1,592	1,007	-	27	558
Depreciation and amortization	7,383	4,511	2,263	44	565
Impairment of long-lived assets	5,506	5,506	-	-	-
Total operating expenses	113,389	80,745	18,850	2,857	10,937
Operating (loss) income	43,271	52,328	4,088	(1,171)	(11,974)
INTEREST INCOME	(561)	-	(16)	-	(545)
INTEREST EXPENSE	36,647	301	-	-	36,346
EQUITY IN LOSS OF AFFILIATED COMPANY[3]	7,306	369	374	-	6,563
OTHER EXPENSE, net	8	6	-	-	2
(Loss) Income before provision for income taxes, minority interest in income of subsidiaries and discontinued operations	(129)	51,652	3,730	(1,171)	(54,340)
PROVISION (BENEFIT) INCOME TAXES	651	(700)	1,351	-	-
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	1,825	-	-	-	1,825
Net (Loss) Income from continuing operations	(2,605)	52,352	2,379	(1,171)	(56,165)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(5,448)	(5,448)	-	-	-
Net (loss) income	$ (8,053)	$ 46,904	$ 2,379	$ (1,171)	$ (56,165)

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Radio One will hold a conference call to discuss its results for the second quarter of 2008. This conference call is scheduled for Tuesday, August 5, 2008 at 10:00 a.m. Eastern Daylight Time. To participate on this call, U.S. callers may dial toll free 1-877-209-9922; international callers may dial direct (+1) 612-332-0634 at least five minutes prior to the scheduled time of the call.

The conference call will be recorded and made available for replay from 12:30 p.m. Eastern Daylight Time August 5, 2008 until midnight Eastern Time August 6, 2008. Interested parties may listen to the replay by calling 1-800-475-6701 international callers may dial direct (+1) 320-365-3844. The replay Access Code is 956357. Access to live audio and replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven calendar days following the call.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Radio One currently owns 53 radio stations located in 16 urban markets in the United States. Additionally, Radio One owns Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans, Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner, and Community Connect Inc. (www.communityconnect.com), an online social-networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue.

Notes:

1   "Station operating income" consists of net (loss) income before depreciation and amortization, corporate expenses, stock based compensation, equity in loss of affiliated company, provision (benefit) for income taxes, minority interest in income of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, gain on retirement of debt, and loss (income) from discontinued operations, net of tax. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless we believe station operating income is often a useful measure of a broadcasting company's operating performance and is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our physical plant, income taxes, investments, debt financings, overhead, stock-based compensation, impairment of long-lived assets, results of operations and income (losses) from asset sales. Station operating income is frequently used as one of the bases for comparing businesses in our industry, although our measure of station operating income may not be comparable to similarly titled measures of other companies. Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of operating income to station operating income has been provided in this release.
2   Certain reclassifications associated with accounting for discontinued operations have been made to prior quarter balances to conform to the current presentation. These reclassifications had no effect on any other previously reported net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "as adjusted".
3   An adjustment was made to equity in loss of affiliated company for the three and six months ended June 30, 2007 to correct for a change in TV One's capital structure. Pursuant to SAB 99, "*Materiality*" and SAB 108 "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,*" we decreased the previously reported equity in loss of affiliated company for the three month period ended June 30, 2007 by approximately $1.2 million and increased the previously reported equity in loss of affiliated company for the six month period ended June 30, 2007 by approximately $2.5 million.
4   For the three months ended June 30, 2008 and 2007, Radio One had 98,403,298 and 98,710,633 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.
5   For the six months ended June 30, 2008 and 2007, Radio One had 98,560,790 and 98,710,633 shares of common stock outstanding on a weighted average basis, diluted for outstanding stock options, respectively.
6   "Adjusted EBITDA" consists of net (loss) income plus (1) depreciation, amortization, provision (benefit) for income taxes, interest expense, equity in loss of affiliated company, and minority interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, other expense, (income) loss from discontinued operations, net of tax, less (2) and interest income and gain on retirement of debt. Net income before interest income, interest expense, provision (benefit) for income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in loss of our affiliated company, gain on retirement of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our physical plant, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income to EBITDA and Adjusted EBITDA has been provided in this release.

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